82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

RECEIVED
2009 OCT 20 P 3:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

[redacted]

09047160

Bornheim, October 9, 2009

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

Enclosed please find an ad-hoc announcement concerning the Share Option Plan of HORNBACH-Baumarkt-AG which was published on October 8, 2009 for your documentation.

"HORNBACH Share Option Plan: 51,255 subscription rights exercised"

Kind regards,

Judith Sommer
pp. Judith Sommer

Enclosure

10/21

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder

82-3729

HORNBACH
Es gibt immer was zu tun.

5:14PM 2009.10.08 (GMT+1)

Ad hoc: HORNBACH Share Option Plan: 51,255 subscription rights exercised

Bornheim bei Landau, October 8, 2009.

A total of 51,255 subscription rights (exersale) were conditionally exercised within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG in the current exercise window for the 2nd to 4th tranches lasting from October 1 to October 7, 2009 in accordance with the terms and conditions governing the share option plan. The options in the first tranche may still be exercised until October 14, 2009. Starting on Friday, October 9, 2009, the orders received for the 2nd to 4th tranches for the sale of the shares thereby created in HORNBACH-Baumarkt-AG will be placed on the stock exchange over a period of five weeks, thus protecting the share price, by the bank commissioned with the handling of the share option plan. Should it not be possible to sell all of these shares in full within this deadline, then the subscription rights will only be exercised on a prorated basis.

Contact:

HORNBACH-Baumarkt-AG
Investor Relations
Axel Müller
Tel.: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299
E-mail: axel.mueller@hornbach.com

Hornbach-Baumarkt-AG HUGIN Online

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